SECURITI 14047192 MISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52993

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello 917-542-2102
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

לאומי
leumi

LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

AFFIRMATION

We, Ian Bernstein and John J. Sanfratello, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2013, is true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

Ian Bernstein
President

John J. Sanfratello
Chief Financial Officer

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Commission Expires April 25, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Statement Regarding SEC Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

לאומי
leumi

LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

February 27, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re.: Leumi Investment Services, Inc. (CRD # 105387)

To Whom It May Concern:

Pursuant to securities regulations, enclosed are two copies of the fiscal year end 2013 Audited Financial Statements for Leumi Investment Services, Inc.

Please contact the undersigned with any questions regarding this submission.

Very truly yours,

Yuri Grabovsky
Leumi Investment Services, Inc.

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc., (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 24, 2014

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 1,574,301
Deposit with clearing organization	100,000
Securities owned – at fair value	35,942,767
Receivable from clearing organization	3,532,600
Accounts receivable	200,889
Prepaid expenses	108,663
Deferred tax assets	1,320,119
Equipment and leasehold improvements, less accumulated depreciation of $14,519	2,616
Total assets	$ 42,781,955
Liabilities and shareholder's equity	
Liabilities:	
Securities sold, not yet purchased – at fair value	$ 1,980,676
Accounts payable	1,323,004
Liabilities in respect of employee benefit plans	1,599,948
Payable to Parent	2,786,738
Total liabilities	7,690,366
Shareholder's equity:	
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(922,208)
Retained earnings	32,898,250
Total shareholder's equity	35,091,589
Total liabilities and shareholder's equity	$ 42,781,955

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers located throughout the world and enters into principal transactions in fixed income securities.

The Company clears all of its securities through a third-party broker-dealer on a fully disclosed basis. As such, the company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles or "U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: The Company's results of operations are included in the consolidated U.S. federal income tax return of BLL Corp. The Company uses the asset and liability method, at currently enacted rates, in providing for income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws. A valuation allowance on the deferred

1. Organization and Summary of Significant Accounting Policies (continued)

tax asset is established when in the judgment of management it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Accounting Standards Codification ("ASC") 740, *Income Taxes*, requires that an entity recognize in the financial statement the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than 50% likelihood on a cumulative basis to be sustained on examination.

Cash Flows: For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of less than three months as cash equivalents.

Securities Owned: Proprietary securities transactions settling the regular-way are recorded on a trade-date basis. Securities held principally for resale in the near term are classified as trading and are recorded at their fair value.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from 2 to 10 years or the lease term, if shorter. *Employee Benefit Plans:* The cost of pension and other post-retirement plans is determined on the basis of actuarial valuations. The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees, and receives an allocation of such costs.

Fair Value of Financial Instruments: The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date (i.e., the "exit price"). When determining the fair value for assets and liabilities carried at fair value, the Company considers the principal or most advantageous market in which it would transact and uses assumptions that market participants would use when pricing the asset or liability. The assets and liabilities measured at fair value include securities owned and securities sold, not yet purchased.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company's measurement of fair values is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon either, using broker or dealer quotes or internally developed models that use primarily independently-sourced market parameters, including interest rate yield curves, option volatilities, and currency rates or valuation models using unobservable market inputs. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and the Company's creditworthiness that are applied consistently over time.

Fair Value Hierarchy

The Company follows a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable.

The Company measures or monitors its trading assets and liabilities on a fair value basis. Fair value is used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value.

2. Securities Owned

As of December 31, 2013, the Company has investments in money market funds of $22,241,476, treasury bills and notes of $11,945,161, and corporate debt and equity securities of $1,756,130. These investments are stated at fair value based on quoted market bid prices.

3. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2013, the Company had net capital of $30,344,770, which was $29,964,124 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a "Proprietary Accounts of Introducing Brokers-Dealers (PAIB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

4. Income Taxes

As of December 31, 2013, the Company had gross deferred tax assets of $1,320,119, primarily due to net unrealized actuarial losses on employee benefit plans, and the book and tax depreciation difference on fixed assets. Management believes that the deferred tax assets will be fully utilized in the future. Accordingly, no valuation allowance has been recorded.

The Company is included as part of the consolidated federal income tax return filed by BLL Corp. The tax-sharing agreement allocates the current tax expenses to the member generating the current tax expense. The method is systematic, rational, and consistent with the broad provisions of ASC 740, *Income Taxes*.

The Company has no open audits at this time. The standard three-year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, and Florida jurisdictions. State and local tax returns are subject to examination for tax years 2010 through 2012.

4. Income Taxes (continued)

At December 31, 2013, the Company did not have any unrecognized tax benefits. The Company does not expect significant changes in unrecognized tax benefits to occur within the next 12 months.

5. Related-Party Transactions

The Company has cash of $1,249,463 held in an interest-free checking account with the Parent as of December 31, 2013. Taxes payable of $2,239,814 is included in payable to Parent.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments With Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2013, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

The Company is subject to certain legal actions that arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Employee Benefit Plans

The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year-end and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain (loss) exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

The following table represents the assumptions used to determine the benefit obligation at December 31, 2013:

	Pension Benefits	Other Benefits
Discount rate	4.55%	4.55%
Rate of compensation increase	3.50%	N/A
Health care cost trend rates:		
Current year's rate (<65/65+)	N/A	8.30%
Ultimate rate	N/A	5.00%
Year ultimate rate is reached	N/A	2017

* N/A – not applicable

The expected return on plan assets as of December 31, 2013, is 6%.

8. Employee Benefit Plans (continued)

The Company also participates in the Parent's defined contribution Sheltered Savings Plan that covers substantially all employees who have completed one year of service. The Company's contribution is 50% of each participant's contribution but is limited to 3% of base compensation for employees who joined the Company on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. Since October 1, 2008, any new hire is automatically enrolled in the Sheltered Savings Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made. As of November 1, 2008, existing employees who are not participating in the Sheltered Savings Plan are also automatically enrolled. Participants may elect to contribute up to 25% of their base salary up to a maximum of $17,500, subject to Internal Revenue Service limitations.

Effective January 1, 2010, the Sheltered Savings Plan was revised to comply with changes to rules under Internal Revenue Code section 415 made by recent legislation and revised final Treasury regulations issued June 11, 2007. The changes included increasing the statutory limits on compensation and benefits, changing certain actuarial assumptions and interest rates, altering the elements of compensation used to calculate the Section 415 limit, and modification of how the limit is adjusted in various circumstances, such as for benefit commencement at other than normal retirement age.

9. Fair Value of Financial Instruments

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value:

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value

The Company's securities portfolio is priced via an independent pricing service. The fair values are generally based on or derived from bid prices. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include money market securities and U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets. When quoted market prices are not available, fair values are derived using pricing models, which utilize market-based, or independently sourced market parameters, such as interest rate yield curves, time value, volatility factors, underlying options, issuer spreads, currency rates, and quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include collateralized mortgage obligations, commercial mortgage-backed securities, asset-backed securities, corporate debt, and certain high-yield debt securities.

Securities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, using inputs that are unobservable and significant to the fair value measurement, as well as instruments for which the determination of fair value requires significant management judgment or estimation, are classified within Level 3. Primarily all securities owned are stated at fair value based on quoted market bid prices. These securities are actively traded in the market and, thus, fall under Level 1 hierarchy of fair value. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

9. Fair Value of Financial Instruments (continued)

Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2013, by level, in the fair value hierarchy:

	2013			
Description	**Total Carrying Value**	**Quoted Prices in Active Markets (Level 1)**	**Internal Models With Significant Observable Inputs (Level 2)**	**Internal Models With Significant Unobservable Inputs (Level 3)**
Assets				
Securities owned – at fair value:				
Money market securities	$ 22,241,476	$ 22,241,476	$ –	$ –
U.S. Government	11,945,161	11,945,161	–	–
Corporate and bank debt securities	1,756,130	–	1,756,130	–
	$ 35,942,767	$ 34,186,637	$ 1,756,130	$ –
Liabilities				
Securities sold, not yet purchased – at fair value:				
Corporate and bank debt securities	$ 1,980,676	$ –	$ 1,980,676	$ –
	$ 1,980,676	$ –	$ 1,980,676	$ –

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of the reporting period. During the 12 months ended December 31, 2013, the Company did not have any transfers of securities owned – at fair value and securities sold, not yet purchased – at fair value between Levels 1 and 2 of the fair value hierarchy.

There were no Level 3 security positions during the year ended December 31, 2013.

10. Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2013, that would require recognition or disclosure in this financial statement through February 24, 2014, the date of issuance of this statement of financial condition.

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com